          SECURITIES AND EXCHANGE COMMISSION
               WASHINGTON, D.C.   20549


           ------------------------------

                      FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 1997

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ____________ Commission file number _______________



                          -------------------------------


HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
          RETIREMENT SAVINGS PLAN
         (Full title of the Plan)




HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
1101 PENNSYLVANIA AVENUE, NW
WASHINGTON, D.C.   20004
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)


----------------------------------------------------------------------------
----------------------------------------------------------------------------

Harman International
Industries, Incorporated
Retirement Savings Plan

Financial Statements and
Supplemental Schedules

June 26, 1997 and June 30, 1996

(With Independent Auditors' Report Thereon)

Harman International Industries, Incorporated
Retirement Savings Plan

Index to Financial Statements and Supplemental Schedules

                                                                         Page
Independent Auditors' Report                                              1

Statement of Net Assets Available for Plan Benefits -
June  26, 1997                                                            2

Statement of Net Assets Available for Plan Benefits -
June  30, 1996                                                            3

Statement of Changes in Net Assets Available for Plan Benefits -
Period ended June  26, 1997                                               4

Statement of Changes in Net Assets Available for Plan Benefits -
Year ended June  30, 1996                                                 5

Notes to Financial Statements                                             6
                                                                          Schedule

Line 27a - Schedule of Investments Held at End of Plan Year -
June 26, 1997                                                             1

Line 27d - Schedule of Reportable Transactions -
Period ended June 26, 1997                                                2

All other supplemental schedules omitted are not applicable or are not required, based on disclosure requirements of the Employee
Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.



Independent Auditors' Report

The Administrative Committee of the Board of Directors

Harman International Industries, Incorporated:

We have audited the accompanying statements of net assets available for Plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) as of June 26, 1997 and June 30, 1996 and the related statements of changes in net assets available for Plan benefits for the period ended June 26, 1997 and year ended June 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan as of June 26, 1997 and June 30, 1996 and the changes in net assets available for Plan benefits for the period ended June 26, 1997 and year ended
June 30, 1996  in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules 1 and 2 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The fund information in the statements of net assets available for Plan benefits and the related statements of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and the changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ KPMG Peat Marwick LLP

November 14, 1997

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
June 26, 1997


                                                         The Putnam
                                          Fixed           Fund for         Company
                                         Income          Growth and         Stock
          Assets                          Fund             Income           Fund
                                      ------------      ------------    ------------
Investments:
Guaranteed investment contracts       $22,045,554                -               -
Mutual funds                                   -         19,792,594              -
Harman International Industries,
Incorporated common stock                      -                 -        9,284,984
Money market funds                        163,883                -               -
Pooled separate accounts                       -                 -               -
Participant loans                              -                 -               -
                                      ------------      ------------    ------------
                                       22,209,437        19,792,594       9,284,984

Contributions receivable                1,042,518           806,479         582,660
                                      ------------      ------------    ------------

Total assets                           23,251,955        20,599,073       9,867,644

          Liabilities

Other liabilities                           7,063             6,295           2,953
                                      ------------      ------------    ------------

Net assets available for
Plan benefits                         $23,244,892        20,592,778       9,864,691
                                      ------------      ------------    ------------




See accompanying notes to financial statements.

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
June 26, 1997

                                         George
                                         Putnam            Putnam          Putnam
                                        Fund of           Investors        Voyager
          Assets                         Boston             Fund            Fund
                                      ------------      ------------    ------------

Investments:
Guaranteed investment contracts                -                 -               -
Mutual funds                            6,360,375           414,961      11,877,940
Harman International Industries,
Incorporated common stock                      -                 -               -
Money market funds                             -                 -               -
Pooled separate accounts                       -                 -               -
Participant loans                              -                 -               -
                                      ------------      ------------    ------------
                                        6,360,375           414,961      11,877,940

Contributions receivable                  345,965            46,755         743,935
                                      ------------      ------------    ------------

Total assets                            6,706,340           461,716      12,621,875

          Liabilities

Other liabilities                           2,023               132           3,777
                                      ------------      ------------    ------------
Net assets available for
Plan benefits                           6,704,317           461,584      12,618,098
                                      ------------      ------------    ------------


See accompanying notes to financial statements.

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
June 26, 1997

                                                           Putnam
                                         Putnam          Diversified      Putnam
                                          OTC            Income and      Overseas
          Assets                          Fund           Trust Fund     Growth Fund
                                      ------------      ------------    ------------
Investments:
Guaranteed investment contracts                -                 -               -
Mutual funds                              276,642           325,440         382,745
Harman International Industries,
Incorporated common stock                      -                 -               -
Money market funds                             -                 -               -
Pooled separate accounts                       -                 -               -
Participant loans                              -                 -               -
                                      ------------      ------------    ------------
                                          276,642           325,440         382,745

Contributions receivable                   67,237            28,472          40,962
                                      ------------      ------------    ------------

Total assets                              343,879           353,912         423,707

          Liabilities

Other liabilities                              88               103             122
                                      ------------      ------------    ------------
Net assets available for
Plan benefits                             343,791           353,809         423,585
                                      ------------      ------------    ------------



See accompanying notes to financial statements.

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
June 26, 1997

                                          New           Participant
                                      Opportunities         Loan
          Assets                          Fund              Fund           Total
                                      ------------      ------------    ------------


Investments:
Guaranteed investment contracts                -                 -       22,045,554
Mutual funds                             3,832,944               -       43,263,641
Harman International Industries,
Incorporated common stock                      -                 -        9,284,984
Money market funds                             -                 -          163,833
Pooled separate accounts                       -                 -               -
Participant loans                              -             21,643          21,643
                                      ------------      ------------    ------------
                                         3,832,944           21,643      74,779,705

Contributions receivable                   342,634               -        4,047,617
                                      ------------      ------------    ------------
Total assets                             4,175,578           21,643      78,827,322

         Liabilities

Other liabilities                            1,219               -           23,775
                                      ------------      ------------    ------------
Net assets available for
Plan benefits                            4,174,359           21,643      78,803,547
                                      ------------      ------------    ------------


See accompanying notes to financial statements.


                                       2

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Net Assets Available  for Plan Benefits
June 30, 1996

                                                         The Putnam
                                          Fixed           Fund for         Company
                                         Income          Growth and         Stock
          Assets                          Fund             Income           Fund
                                      ------------      ------------    ------------
Investments:
Guaranteed investment contracts       $21,508,663                -               -
Mutual funds                                   -         15,199,934              -
Harman International Industries,
Incorporated common stock                      -                 -        6,368,068
Money market funds                         52,238                -               -
Pooled separate accounts                       -                 -               -
Participant loans                              -                 -               -
                                      ------------      ------------    ------------
                                       21,560,901        15,199,934       6,368,068

Contributions receivable                  846,027           661,707         455,365
                                      ------------      ------------    ------------
Total assets                           22,406,928        15,861,641       6,823,433

          Liabilities

Other liabilities                           9,158             6,455           2,704
                                      ------------      ------------    ------------
Net assets available for
Plan benefits                         $22,397,770        15,855,186       6,820,729
                                      ------------      ------------    ------------




See accompanying notes to financial statements.

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
June 30, 1996

                                         George
                                        Putnam           Putnam            New
                                        Fund of          Voyager        Opportunities
          Assets                        Boston             Fund            Fund
                                      ------------      ------------    ------------
Investments:
Guaranteed investment contracts                -                 -               -
Mutual funds                            3,846,337        11,830,731       3,324,378
Harman International Industries,
Incorporated common stock                      -                 -               -
Money market funds                             -                 -               -
Pooled separate accounts                       -                 -               -
Participant loans                              -                 -               -
                                      ------------      ------------    ------------
                                        3,846,337        11,830,731       3,324,378

Contributions receivable                  342,815           721,627         198,072
                                      ------------      ------------    ------------
Total assets                            4,189,152        12,552,358       3,522,450

          Liabilities

Other liabilities                           1,633             5,024           1,412
                                      ------------      ------------    ------------
Net assets available for
Plan benefits                           4,187,519        12,547,334       3,521,038
                                      ------------      ------------    ------------


See accompanying notes to financial statements.

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
June 30, 1996

                                      Participant
                                         Loan               Aetna
          Assets                         Fund               Fund           Total
                                      ------------      ------------    ------------
Investments:
Guaranteed investment contracts                -            755,930      22,264,593
Mutual funds                                   -                 -       34,201,380
Harman International Industries,
Incorporated common stock                      -                 -        6,368,068
Money market funds                             -                 -           52,238
Pooled separate accounts                       -            605,378         605,378
Participant loans                          72,071                -           72,071
                                      ------------      ------------    ------------
                                           72,071         1,361,308      63,563,728

Contributions receivable                       -                 -        3,225,613
                                      ------------      ------------    ------------
Total assets                               72,071         1,361,308      66,789,341

          Liabilities

Other liabilities                              -                 -           26,386
                                      ------------      ------------    ------------
Net assets available for
Plan benefits                              72,071         1,361,308      66,762,955
                                      ------------      ------------    ------------



See accompanying notes to financial statements.


                                       3

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Period ended June 26, 1997

                                                       The Putnam
                                         Fixed          Fund for           Company
                                         Income        Growth and           Stock
                                          Fund             Income           Fund
                                      ------------      ------------    ------------
Employer contributions, net           $  1,323,291       1,116,812         766,030
Employee contributions                   1,087,768       1,261,015         808,026
Fund transfers, net                        165,523         (85,908)      2,137,475
Other additions (deletions), net            81,921          13,073           8,361
                                      ------------      ------------    ------------
                                         2,658,503       2,304,992       3,719,892
                                      ------------      ------------    ------------
Investment income:
Interest and dividends                   1,206,528       1,501,104          35,684
Net appreciation (depreciation)                 87       2,934,266        (202,987)
                                      ------------      ------------    ------------
Net investment income                    1,206,615       4,435,370        (167,303)
                                      ------------      ------------    ------------

Benefit payments                         2,980,224       1,975,033         485,749
Administrative expenses                     37,722          27,737          22,878
                                      ------------      ------------    ------------

                                         3,017,996       2,002,770         508,627
                                      ------------      ------------    ------------

Net increase (decrease)                    847,122       4,737,592       3,043,962

Net assets at beginning of year         22,397,770      15,855,186       6,820,729
                                      ------------      ------------    ------------

Net assets at end of year             $ 23,244,892      20,592,778       9,864,691
                                      ------------      ------------    ------------


See accompanying notes to financial statements.

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Period ended June 26, 1997

                                        George
                                        Putnam            Putnam          Putnam
                                        Fund of          Investors        Voyager
                                        Boston             Fund             Fund
                                      ------------      ------------    ------------
Employer contributions, net                504,724          58,082       1,067,406
Employee contributions                     576,688          39,568       1,329,279
Fund transfers, net                        838,795         313,305      (2,510,668)
Other additions (deletions), net             4,184             (70)         16,900
                                      ------------      ------------    ------------
                                         1,924,391         410,885         (97,083)
                                      ------------      ------------    ------------
Investment income:
Interest and dividends                     435,479          13,476         821,996
Net appreciation (depreciation)            648,361          42,885         446,299
                                      ------------      ------------    ------------
Net investment income                    1,083,840          56,361       1,268,295
                                      ------------      ------------    ------------

Benefit payments                           482,184           5,180       1,082,440
Administrative expenses                      9,249             482          18,008
                                      ------------      ------------    ------------
                                           491,433           5,662       1,100,448
                                      ------------      ------------    ------------

Net increase (decrease)                  2,516,798         461,584          70,764

Net assets at beginning of year          4,187,519               -      12,547,334
                                      ------------      ------------    ------------

Net assets at end of year                6,704,317         461,584      12,618,098
                                      ------------      ------------    ------------



See accompanying notes to financial statements.

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Period ended June 26, 1997

                                                          Putnam
                                         Putnam         Diversified       Putnam
                                          OTC           Income and       Overseas
                                          Fund          Trust Fund      Growth Fund
                                      ------------      ------------    ------------
Employer contributions, net                100,114          32,966          44,564
Employee contributions                      84,709          23,737          37,813
Fund transfers, net                        154,224         327,761         287,384
Other additions (deletions), net               (21)            354              62
                                      ------------      ------------    ------------
                                           339,026         384,818         369,823
                                      ------------      ------------    ------------
Investment income:
Interest and dividends                      14,814          10,992           1,631
Net appreciation (deprecation)              (8,712)         (2,413)         53,024
                                      ------------      ------------    ------------
Net investment income                        6,102           8,759          54,655
                                      ------------      ------------    ------------

Benefit payments                               876          39,242             459
Administrative expenses                        461             346             434
                                      ------------      ------------    ------------
                                             1,337          39,588             893
                                      ------------      ------------    ------------

Net increase (decrease)                    343,791         353,809         423,585

Net assets at beginning of year                -                 -               -
                                      ------------      ------------    ------------

Net assets at end of year                  343,791         353,809         423,585
                                      ------------      ------------    ------------



See accompanying notes to financial statements.

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Period ended June 26, 1997

                                          New
                                      Opportunities     Participant         Aetna
                                          Fund          Loan Fund           Fund           Total
                                      ------------      ------------    ------------    ------------
Employer contributions, net                496,595               -             790       5,511,374
Employee contributions                     635,610               -               -       5,884,213
Fund transfers, net                       (352,236)              -      (1,275,655)             -
Other additions (deletions), net             3,028          (53,679)            -           74,113
                                      ------------      ------------    ------------    ------------
                                           782,997          (53,679)    (1,274,865)     11,469,700
                                      ------------      ------------    ------------    ------------

Investment income:
Interest and dividends                      29,329            3,251          9,131       4,083,415
Net appreciation (deprecation)              59,011               -          58,839       4,028,660
                                      ------------      ------------    ------------    ------------

Net investment income                       88,340            3,251         67,970       8,112,075
                                      ------------      ------------    ------------    ------------

Benefit payments                           212,056               -         154,413       7,417,856
Administrative expenses                      5,960               -               -         123,327
                                      ------------      ------------    ------------    ------------
                                           218,016               -         154,413       7,541,183
                                      ------------      ------------    ------------    ------------

Net increase (decrease)                    653,321          (50,428)    (1,361,308)     12,040,592

Net assets at beginning of year          3,521,038           72 ,071     1,361,308      66,762,955
                                      ------------      ------------    ------------    ------------
Net assets at end of year                4,174,359           21,643              -      78,803,547
                                      ------------      ------------    ------------    ------------


See accompanying notes to financial statements.

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended June 30, 1996

                                                         The Putnam
                                          Fixed           Fund for         Company
                                         Income          Growth and         Stock
                                          Fund             Income           Fund
                                      ------------      ------------    ------------
Employer contributions, net           $ 1,155,799           999,796        667,097
Employee contributions                  1,122,407         1,252,115        734,615
Fund transfers, net                    (1,827,314)           82,910     (2,409,595)
Transfer from related plans                    -                 -              -
Other additions (deletions), net            5,788            14,021          9,584
                                      ------------      ------------    ------------
                                          456,680         2,348,842       (998,299)
                                      ------------      ------------    ------------
Investment income:
Interest and dividends                  1,311,957           894,051        287,109
Net appreciation                               -          2,030,216      1,732,126
                                      ------------      ------------    ------------
Net investment income                   1,311,957         2,924,267      2,019,235
                                      ------------      ------------    ------------

Benefit payments                        2,739,006           950,660        463,553
Administrative expenses                    48,231            26,251         20,722
                                      ------------      ------------    ------------
                                        2,787,237           976,911        484,275
                                      ------------      ------------    ------------

Net increase (decrease)                (1,018,600)        4,296,198        536,661

Net assets at beginning of year        23,416,370        11,558,988      6,284,068
                                      ------------      ------------    ------------

Net assets at end of year             $22,397,770        15,855,186      6,820,729
                                      ------------      ------------    ------------


See accompanying notes to financial statements.

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended June 30, 1996

                                        George
                                        Putnam           Putnam             New
                                        Fund of          Voyager        Opportunities
                                        Boston              Fund            Fund
                                      ------------      ------------    ------------
Employer contributions, net              531,832         1,103,563         225,185
Employee contributions                   602,683         1,339,449         296,360
Fund transfers, net                      169,609         1,073,179       2,911,211
Transfer from related plans                   -                 -               -
Other additions (deletions), net           7,972            15,297             543
                                      ------------      ------------    ------------
                                       1,312,096         3,531,488       3,433,299
                                      ------------      ------------    ------------
Investment income:
Interest and dividends                   240,668           542,462              -
Net appreciation                         286,309         2,058,463         119,137
                                      ------------      ------------    ------------
Net investment income                    526,977         2,600,925         119,137
                                      ------------      ------------    ------------

Benefit payments                         233,859           736,480          29,271
Administrative expenses                    6,945            19,927           2,127
                                      ------------      ------------    ------------
                                         240,804           756,407          31,398
                                      ------------      ------------    ------------

Net increase (decrease)                1,598,269         5,376,006       3,521,038

Net assets at beginning of year        2,589,250         7,171,328              -
                                      ------------      ------------    ------------
Net assets at end of year              4,187,519        12,547,334       3,521,038
                                      ------------      ------------    ------------



See accompanying notes to financial statements.

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended June 30, 1996

                                       Participant
                                          Loan              Aetna
                                          Fund              Fund           Total
                                      ------------      ------------    ------------
Employer contributions, net                   -              4,588       4,687,860
Employee contributions                        -              9,070       5,356,699
Fund transfers, net                           -                 -               -
Transfer from related plans                   -            711,506         711,506
Other additions (deletions), net         (87,885)               -          (34,680)
                                      ------------      ------------    ------------
                                         (87,885)          725,164      10,721,385
                                      ------------      ------------    ------------

Investment income:
Interest and dividends                     6,417            22,610       3,305,274
Net appreciation                              -             87,569       6,313,820
                                      ------------      ------------    ------------
Net investment income                      6,417           110,179       9,619,094
                                      ------------      ------------    ------------

Benefit payments                              -            413,654       5,566,483
Administrative expenses                       -                 -          124,203
                                      ------------      ------------    ------------
                                              -            413,654       5,690,686
                                      ------------      ------------    ------------

Net increase (decrease)                  (81,468)          421,689      14,649,793

Net assets at beginning of year          153,539           939,619      52,113,162
                                      ------------      ------------    ------------
Net assets at end of year                 72,071         1,361,308      66,762,955
                                      ------------      ------------    ------------


See accompanying notes to financial statements.

Harman International Industries, Incorporated
Retirement Savings Plan
Notes to Financial Statements
June 26, 1997 and June 30, 1996


(1) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Harman
International Industries, Incorporated Retirement Savings Plan
(the Plan) have been presented on an accrual basis and present the net assets available for Plan benefits and changes in those net assets.

Investments

Investments in guaranteed investment contracts (GIC) are reported at contract value as these contracts are fully benefit responsive. Contract value represents contributions plus interest at the contract rate, less funds used to pay withdrawals and administration expenses.

The Plan participates in mutual funds managed by Putnam Management
Company, Inc. on behalf of participating employee benefit plans. Each participating employee benefit plan is allocated its proportionate share of the net assets and the net investment income of the mutual funds. The investments in mutual funds are reported at fair value, which is based on quotations obtained from national securities exchanges.

The Plan also participates in a stock fund to purchase shares of Harman International Industries, Incorporated (the Company) common stock. The fair value of the Company stock is determined based on quotations obtained from national securities exchanges.

The assets of the Participant Loan Fund represent loans to certain participants (note 2) and are carried at outstanding loan balance, which approximates market value.

Securities transactions are recorded on the trade-date basis. Net appreciation or depreciation resulting from revaluation of investments to fair value is reflected in the statements of changes in net assets available for Plan benefits and includes investments bought, sold, as well as held during the year. Dividend income is recorded on the ex-dividend date. Investments are principally managed by the Plan's trustee, Putnam Fiduciary Trust Company.

Administrative Expenses

Administrative expenses of the Plan are principally paid by the Plan.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications have been made to the 1996 financial statements to conform to the 1997 presentation.

Harman International Industries, Incorporated
Retirement Savings Plan
Notes to Financial Statements, Continued


(2) Plan Description

The Plan agreement dated July 1, 1989, amends and restates five preexisting defined contribution and savings plan agreements for plans which were merged into the Plan and extends coverage to all eligible nonunion domestic employees of Harman
International Industries, Incorporated. Effective July 1, 1995, the Plan also extends coverage to hourly collective bargaining unit employees of Harman Motive, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution, savings and profit sharing plan sponsored by the Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service, have worked 500 hours and are at least 21 years of age. Plan participants should refer to the Plan agreement for more complete information.

Plan Changes and Amendments

The Plan year-end was changed to June 26, 1997. Future plan years will commence June 27 and end June 26.

Effective December 24, 1996, investments of the former AKG Acoustics, Inc. Salary Savings Plan and TRS Madrigal Audio Labs, Inc. Employee
Savings Plan which were managed by Aetna Life Insurance and Annuity Co. were transferred to and reflected with the appropriate
Putnam Plan funds. Previously, such investments were not merged into the available investment funds of the Putnam Plan due to high surrender charges.

Contributions

Participants in the Plan may contribute on a tax-deferred basis from 1% to 12% of their compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following the quarterly valuation date. The Company has made annual basic contributions equal to 2% of the compensation paid to all eligible participants active at the end of the Plan year and a matching contribution equal to 50% of the eligible participant's tax-deferred contribution percentage for each payroll period up to a maximum election of 6% per payroll period. In addition, the Company may make discretionary profit sharing contributions to the Plan, in an amount determined by the Company's Board of Directors.
Company profit sharing contributions are limited to 15% of the participants' compensation, less the participants' tax-deferred contributions, the Company basic contribution and the Company matching contribution. Total Company and participant contributions may not exceed 15% of total participants' taxable compensation. Total annual additions to a participant's account, exclusive of adjustments to the fair market value of the participants' fund account, may not exceed the lesser of $30,000 or 25% of the participant's taxable compensation.

Vesting

Participants are 100% vested in their salary deferral contribution, employer's basic contribution and rollover contribution accounts, and become vested in profit sharing and matching contributions at the rate of 25% per year after the completion of three years of service, or 100% after reaching age 65, death or disability.

Harman International Industries, Incorporated
Retirement Savings Plan
Notes to Financial Statements, Continued


Investment Options

Upon enrollment in the Plan, a participant may direct contributions in any increment in any of ten investment options:

The Stable Value Fund - Invests in high quality guaranteed investment contracts.

The Putnam Growth & Income Fund - Invests in common stocks with appreciation potential as well as current dividend payouts.

The Harman Stock Fund - Invests solely in the stock of Harman
International Industries.

The George Putnam Fund of Boston - Invests in stock and bonds to balance current return with long-term growth potential.

The Putnam Investors Fund - Invests primarily in the stocks of well established companies that provide opportunity for growth over time.

The Putnam Voyager Fund - Invests primarily in the stocks of smaller, higher growth companies with capital appreciation potential rather than those that pay current dividends.

The Putnam OTC Fund - Invests primarily in over-the-counter stocks of small to medium sized emerging growth companies.

The Putnam Diversified Income & Trust Fund - Invests in a combination of US government, high yield and international bonds.

The Putnam Overseas Growth Fund - Invests in a diversified portfolio of stocks of companies located outside North America.

The Putnam New Opportunities Fund - Invests primarily in the stocks of certain emerging industry groups that offer above-average long-term growth potential.

Participant Account Balances

Separate accounts are maintained for each participant's salary deferral, rollover, employer profit sharing, basic and matching contribution balances. Earnings or losses of the Plan are allocated to the participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant's tax-deferred contribution percentage.

Participant Loans

The Plan does not allow for any participant loans. The loans discussed in note 1 arose from the mergers of related plans and no further loans will be granted after their repayment is completed.

Benefits

Upon separation from service, retirement at age 65, disability retirement or death, participants or their beneficiaries are entitled to receive their vested balances in a lump sum distribution. However, participants from prior merged plans, whose plans allowed distributions of plan benefits to be made in forms other than lump sum, may elect payment of benefit balances which were available prior to the mergers. Contributions made subsequent to the merger may only be distributed in a lump sum payment.

Harman International Industries, Incorporated
Retirement Savings Plan
Notes to Financial Statements, Continued


Forfeitures

Any amount forfeited by any employee terminating from the Plan before he/she is fully vested remains in the Plan until the end of the Plan quarter. Amounts forfeited by Plan participants are applied to reduce the employer contributions. Forfeitures were $260,003 and $225,819 for the period ended June 26, 1997 and year ended June 30, 1996, respectively.


(3) Investments

Investments in any single entity which represent 5% or more of the fair value of net assets available for benefits at June 26, 1997 and June 30, 1996 are as follows:

Description                                                 Cost               Fair value
1997:
The Putnam Fund for Growth and Income                       $14,895,666        19,792,594
Putnam Voyager Fund                                           9,597,666        11,877,940
George Putnam Fund of Boston                                  5,457,797         6,360,375
Putnam Stable Value Fund, in contracts
with various companies,
maturity dates ranging from
January 6, 1997 through May 20, 2002,
and interest rates ranging from 4.4% to 8.4%                 20,989,217        20,989,217
Harman International Industries,
Incorporated common stock    (222,395 shares)                 7,487,293         9,284,984

1996:
The Putnam Fund for Growth and Income                       $12,617,831        15,199,934
Putnam Voyager Fund                                           9,407,500        11,830,731
George Putnam Fund of Boston                                  3,466,447         3,846,337
Putnam Stable Value Fund, in contracts
with various companies, maturity dates
ranging from March 28, 1996 through
May 1, 2001,  and interest rates ranging
from 4.4% to 8.4%                                            20,507,901        20,507,901
Harman International Industries,
Incorporated common stock (129,301 shares)                    3,634,556         6,368,068

(4) Federal Income Taxes

In August 1996, the Plan received a favorable determination letter from the Internal Revenue Service (IRS). However, an internal audit determined that certain operational defects had occurred.
These defects were corrected and a filing was made with the IRS under the Voluntary Compliance Resolution (VCR) Program. The
Company believes that the VCR filing, along with the new determination letter filing, will enable the Plan to continue to constitute a qualified Plan under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and the Trust will continue to be exempt from income tax under Section 501(a) of the IRC.

Harman International Industries, Incorporated
Retirement Savings Plan
Notes to Financial Statements, Continued


(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Upon Plan termination, all participant accounts immediately become 100% vested.

(6)  Commitments and Reconciliation to Form 5500

Included in net assets available for Plan benefits in the accompanying financial statements is $3,548,200 and $1,077,559 at June 26, 1997 and June 30, 1996, respectively, of amounts related to Plan participants and participants who have terminated their service with the Company as of the end of the Plan year. These amounts are shown as liabilities on the Form 5500, Annual Return/Report of Employee Benefit Plans, which is filed with the Internal Revenue Service.

Schedule 1

Harman International Industries, Incorporated
Retirement Savings Plan
Line 27a - Schedule of Investments Held at End of Plan Year
June 26, 1997

                              Description of investment,
Identity of issuer,           including maturity date, rate of                                 Current
borrower or similar party     interest, par or maturity value                  Cost            value
*Putnam Fiduciary Trust
Company GIC Fund              $1,056,337 in contracts with
                              Metropolitan Life Insurance Co.,
                              and Unum Life Insurance Co.
                              (2) maturing on December 31, 1998,
                              December 31, 1997 and December 31,
                              1998 with interest of 6.3%, 8.0% and
                              6.5%, respectively, and the Boston Co.
                              STIF account with interest of 5.6%               $ 1,056,337      1,056,337
*Putnam Stable Value Fund     $20,989,217 in contracts with various
                              companies, maturity dates ranging from
                              January 6, 1997 through May 20, 2002
                              and interest rates ranging from 4.4%
                              to 8.4%                                           20,989,217     20,989,217
*George Putnam Fund of
Boston                        352,180 units at $18.06 per unit                   5,457,797      6,360,375
*Putnam Voyager Fund          662,832 units at $17.92 per unit                   9,597,666     11,877,940
*The Putnam Fund for
Growth and Income             960,339 units at $20.61 per unit                  14,895,666     19,792,594
*Putnam Investors Fund        37,965 units at $10.93 per unit                      371,759        414,961
*Putnam OTC Fund              18,922 units at $14.62 per unit                      282,419        276,642
*Putnam Diversified Income
 and Trust Fund               26,309 units at $12.37 per unit                      325,777        325,440
*Putnam Overseas Growth
Fund                          21,551 units at $17.76 per unit                      329,360        382,745
*Harman International
Industries, Incorporated
common stock                  222,395 shares at $41.75 per share                 7,487,293      9,284,984
*New Opportunities Fund       86,954 units at $44.08 per unit                    3,562,435      3,832,944
*Putnam Money Market
Fund                          141,062 units at $1.00 per unit                      141,062        141,062
Participant loans             Interest rates ranging from 6.5%
                              to 8.5%                                                   -          21,643
*Pending Account                                                                        -          22,821
                                                                               ----------      ----------
                                                                               $64,496,788     74,779,705
                                                                               ----------      ----------

* Party-in-interest investment.
See accompanying independent auditors' report.

Schedule 2
Harman International Industries, Incorporated
Retirement Savings Plan
Line 27d - Schedule of Reportable Transactions
Period ended June 30, 1997

                                Description of       Purchase             Selling
Description of asset            transactions         price                price
The Putnam Fund for
Growth and Income               Purchases            $5,326,232                  -
                                Sales                        -            4,125,304

Putnam Voyager Fund             Purchases             4,907,353                  -
                                Sales                        -            5,306,444

Putnam GIC Funds                Purchases            17,285,994                  -
                                Sales                        -           17,456,578

Investment in Company Stock     Purchases             7,691,718                  -
                                Sales                        -           4,571,812

See accompanying independent auditors' report.

Schedule 2
Harman International Industries, Incorporated
Retirement Savings Plan
Line 27d - Schedule of Reportable Transactions
Period ended June 30, 1997

                                                                           Expense
                                                                           incurred
                                Description of       Cost of                  with
Description of asset            transactions         asset                transaction

The Putnam Fund for
Growth and Income               Purchases             5,326,232                  -
                                Sales                 3,505,858                  -

Putnam Voyager Fund             Purchases             4,907,353                  -
                                Sales                 4,717,187                  -

Putnam GIC Funds                Purchases            17,285,994                  -
                                Sales                17,456,578                  -

Investment in Company Stock     Purchases             7,691,718                  -
                                Sales                 3,838,952                  -


See accompanying independent auditors' report.

Schedule 2
Harman International Industries, Incorporated
Retirement Savings Plan
Line 27d - Schedule of Reportable Transactions
Period ended June 30, 1997

                                                      Current
                                                      value of
                                                      asset on
                                Description of       transaction           Net
Description of asset            transactions            date               gain
The Putnam Fund for
Growth and Income               Purchases            5,326,232                   -
                                Sales                4,125,304              619,446

Putnam Voyager Fund             Purchases            4,907,353                   -
                                Sales                5,306,444              589,257

Putnam GIC Funds                Purchases           17,285,994                   -
                                Sales               17,456,578                   -

Investment in Company Stock     Purchases            7,691,718                   -
                                Sales                4,571,812              732,860


See accompanying independent auditors' report.